㊅ 松井証券

ネットストック

Dec. 9, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Its Own Shares by the Company in November 2003 (For the period from November 1, 2003 to November 30, 2003).
2. Supplemental Documents to the Registration of Possible Issue of Securities, dated July 30, 2003
3. Supplemental Documents to the Registration of Possible Issue of Securities, dated Oct.3, 2003

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By *[signature]*
Name: Hirohito IMADA
Title: Director,
Finance Department

dlw 1/5

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In November 2003

(From November 1, 2003 through November 30, 2003)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On December 4, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of November 30, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of November 30, 2003

	Number of shares
Total shares outstanding	88,228,809
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Supplemental Documents to the Registration of Possible Issue of Securities

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On July 30, 2003

These Supplemental Documents were withdrawn on September 9, 2003 by the Company's filing "Withdrawal of Registration of Possible Issue of Securities"

<Summary Information on the Issue>

Category of securities	**Bonds**
Issue amount	**10,000 million yen**
Stabilizing operation	**None**

<Summary Information on the Registration of Possible Issue of Securities>

Date of filing	**July 11, 2003**
Effective date	**July 19, 2003**
Expiration date	**July 18, 2005**
Initially planned amount of Issue	**50,000 million yen**
Past issue in total	**None**
Total planned amount of issue outstanding	**50,000 million yen**

Part 1 Information on Securities

1 Terms of Issue

(1) Details of Bonds

Brand	Matsui Securities ("The Company") Unsecured Bonds #1 (with pari passu clause)
Aggregate face value	10,000 million yen
Aggregate issue amount	10,000 million yen
Face value of each Bond	100 million Yen
Application period	July 30, 2003
Issue price	100 per face value of 100 yen
Annual interest rate	1.48 %
Closing date	August 15, 2003
Coupon payment date	February 15 and August 15 of each year
Transfer and registration agent	Mizuho Corporate Bank Ltd.
Type of offering	Public offering
Redemption	The principal for the Bonds are to be redeemed on August 15, 2006. The Company can redeem at any time after issuance
Status of collateral	The Bonds are not secured nor guaranteed. No assets are reserved for the Bonds.
Negative pledge	The Company will create or permit to be outstanding any pledge, mortgage or other security interest for the benefit of the holders of any domestic unsecured securities,

	present or future, upon the whole or any part of the property or assets of the Company unless the Company's obligations under the Bonds are equally and ratably secured.
Rating	BBB (rated on July 30, 2003 by Rating and Investment Information Inc., Japan)

(2) Underwriters and trustees

Underwriters:	UBS Securities Limited (1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan) : 7,000 million yen Mitsubishi Securities Co., Ltd. (2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan) : 3,000 million yen (Conditions of underwriting) 1. The underwriters are jointly responsible for the underwriting of whole amount of the issue. 2. Underwriting fee is 0.35 yen per face value of 100 yen.
Trustees:	Trustees are not appointed for the Bonds while Mizuho Corporate Bank Ltd. is appointed as a Financial Agent who acts as an agent for the clerical ministrations like payment of interest, redemption of the principal, registration of investors and delivery of bonds if required.

(3) Proceeds

(a) Amounts of Proceeds

(Million yen)

Total value of issue	Estimated expenses	Estimated net proceeds
10,000	48	9,952

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards

funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Investment Consideration

Translation omitted.

4 Others

No relevant item.

Part 2 Referential Documents

Translation omitted.

Part 3 Information on Surety Company

No relevant item.

(Accompanying documents of this Registration include the "Overview of Business and Financial Indicators" and the minute of the Company's board meeting approving the issue of the Bonds dated July 24, 2003. These documents are omitted from this summary translation.)

File No. 82-5215

(Summary translation)

Supplemental Documents to the Registration of Possible Issue of Securities

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On October 3, 2003

<Summary Information on the Issue>

Category of securities	**Bonds**
Issue amount	**10,000 million yen**
Stabilizing operation	**None**

<Summary Information on the Registration of Possible Issue of Securities>

Date of filing	**September 10, 2003**
Effective date	**September 18, 2003**
Expiration date	**September 17, 2005**
Initially planned amount of Issue	**40,000 million yen**
Past issue in total	**None**
Total planned amount of issue outstanding	**40,000 million yen**

Part 1 Information on Securities

1 Terms of Issue

(1) Details of Bonds

Brand	Matsui Securities ("The Company") Unsecured Bonds #1 (with pari passu clause)
Aggregate face value	10,000 million yen
Aggregate issue amount	10,000 million yen
Face value of each Bond	100 million Yen
Application period	October 3, 2003
Issue price	100 per face value of 100 yen
Annual interest rate	1.56 %
Closing date	October 17, 2003
Coupon payment date	April 17 and October 17 of each year
Transfer and registration agent	Mizuho Corporate Bank Ltd.
Type of offering	Public offering
Redemption	The principal for the Bonds are to be redeemed on October 17, 2006. The Company can redeem at any time after issuance
Status of collateral	The Bonds are not secured nor guaranteed. No assets are reserved for the Bonds.
Negative pledge	The Company will create or permit to be outstanding any pledge, mortgage or other security interest for the benefit of the holders of any domestic unsecured securities,

present or future, upon the whole or any part of the property or assets of the Company unless the Company's obligations under the Bonds are equally and ratably secured.

Rating — BBB (rated on October 3, 2003 by Rating and Investment Information Inc., Japan)

(2) Underwriters and trustees

Underwriters:

Mitsubishi Securities Co., Ltd.
(2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan)
: 7,000 million yen

Nikko Citigroup Ltd.
(5-2-20, Akasaka, Minato-ku, Tokyo, Japan)
: 2,000 million yen

Mizuho Securities Co., Ltd.
(1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan)
: 1,000 million yen

(Conditions of underwriting)

1. The underwriters are jointly responsible for the underwriting of whole amount of the issue.
2. Underwriting fee is 0.35 yen per face value of 100 yen.

Trustees: — Trustees are not appointed for the Bonds while Mizuho Corporate Bank Ltd. is appointed as a Financial Agent who acts as an agent for the clerical ministrations like payment of interest, redemption of the principal, registration of investors and delivery of bonds if required.

(3) Proceeds

(a) Amounts of Proceeds

(Million yen)

Total value of issue	Estimated expenses	Estimated net proceeds
10,000	48	9,952

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Investment Consideration

Translation omitted.

4 Others

No relevant item.

Part 2 Referential Documents

Translation omitted.

Part 3 Information on Surety Company

No relevant item.

(Accompanying documents of this Registration include the "Overview of Business and Financial Indicators" and the minute of the Company's board meeting approving the issue of the Bonds dated September 26, 2003. These documents are omitted from this summary translation.)